QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

VERENIUM CORPORATION
(Name of Subject Company)
PASTINACA ACQUISITION INC. (Offeror)
a wholly owned subsidiary of

BASF CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

92340P209
(CUSIP Number of Class of Securities)

Keith H. Ansbacher
Vice President & Interim General Counsel
BASF CORPORATION
100 Park Avenue
Florham Park, NJ 07932
(973) 245-6045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David B. Haber
Marita A. Makinen
Lowenstein Sandler LLP
1251 Avenue of the Americas, 17th Floor
New York, New York 10020
Telephone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$58,761,318	$7,568.46

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation is based on the offer to purchase (i) 12,788,544 outstanding shares of common stock of Verenium Corporation at a purchase price of $4.00 per share (the "Offer Price"), (ii) outstanding options having an exercise price that is less than the Offer Price (with an average exercise price of approximately $2.54 per share) with respect to 1,941,008 shares of Verenium Corporation and (iii) outstanding warrants having an exercise price less than the Offer Price (with an average exercise price of approximately $2.50 per share) with respect to 3,182,180 shares of Verenium Corporation, in each case as of September 20, 2013, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") relates to the offer by Pastinaca Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of BASF Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Verenium Corporation, a Delaware corporation (the "Company"), at $4.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated as of October 2, 2013.
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement, as published in the New York Times on October 2, 2013.
(a)(5)(i)	Press Release issued by Parent, dated September 20, 2013 (incorporated by reference to the Pre-Commencement Communication on Schedule TO filed by Parent on September 20, 2013).
(a)(5)(ii)	Press Release issued by Parent, dated October 2, 2013.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of September 19, 2013, among the Company, Parent and Purchaser (incorporated by reference to the Form 8-K filed by the Company on September 20, 2013).
(d)(2)
Form of Tender and Support Agreement, dated as of September 19, 2013, among the Company, Parent, Purchaser and certain stockholders of the Company (incorporated by reference to the Form 8-K filed by the Company on September 23, 2013).
(d)(3)	Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of May 1, 2013, between Parent and the Company, as amended.
(d)(4)	Amendment to Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of July 31, 2013, between Parent and the Company.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2013

PASTINACA ACQUISITION INC., a Delaware corporation
By:	/s/ KEITH H. ANSBACHER
	Name:	Keith H. Ansbacher
	Title:	Vice President & Secretary
BASF CORPORATION, a Delaware corporation
By:	/s/ KEITH H. ANSBACHER
	Name:	Keith H. Ansbacher
	Title:	Vice President & Secretary

QuickLinks

  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES